                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               DEVX ENERGY, INC.
                           (Name of Subject Company)

                           COMSTOCK ACQUISITION INC.
                            COMSTOCK HOLDINGS, INC.
                            COMSTOCK RESOURCES, INC.
                      (Names of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.234 PER SHARE
                         (Title of Class of Securities)

                                   25189P203
                     (CUSIP Number of Class of Securities)

                                 M. JAY ALLISON
                            COMSTOCK RESOURCES, INC.
                     5300 TOWN AND COUNTRY BLVD., SUITE 500
                              FRISCO, TEXAS 75034
                                 (972) 668-8800
                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                JACK E. JACOBSEN
                            LOCKE LIDDELL & SAPP LLP
                          2200 ROSS AVENUE, SUITE 2200
                              DALLAS, TEXAS 75201
                                 (214) 740-8000

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
              TRANSACTION VALUE*                           AMOUNT OF FILING FEE**
---------------------------------------------------------------------------------------------
                 $92,903,976                                      $18,581
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (i) 12,649,522, the number of shares of common stock outstanding as of November 12, 2001, multiplied by the $7.32 per share tender offer price, (ii) an estimated 522,500 shares of common stock subject to options with an exercise price of less than $7.32 per share, multiplied by $7.32 less $6.89, the average exercise price of such options, and (iii) 265,000 shares of common stock subject to warrants multiplied by $7.32 less $7.00, the exercise price of such warrants.

** Calculated as 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:
   ---------------------------     Filing Party:
   -------------------------------------
   Form or Registration No.:
   --------------------------     Date Filed:
   ---------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Comstock Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Comstock Holdings, Inc., a Delaware corporation ("Holdings"), which, in turn, is a wholly owned subsidiary of Comstock Resources, Inc., a Nevada corporation ("Comstock"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.234 per share (the "Shares"), of DevX Energy, Inc., a Delaware corporation ("DevX"), at a purchase price of $7.32 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger dated as of November 12, 2001 among Comstock, Holdings, Purchaser and DevX, a copy of which is attached as Exhibit (d)(1) hereto, and the Confidentiality Agreement dated January 16, 2001 between Comstock and DevX, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase dated November 15, 2001.
(a)(2)  Form of Letter of Transmittal.
(a)(3)  Form of Notice of Guaranteed Delivery.
(a)(4)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.
(a)(5)  Form of Letter to Clients for use by Brokers, Dealers,
        Commercial Banks, Trust Companies and Nominees.
(a)(6)  Form of Guidelines for Certification of Taxpayer
        Identification Number on Substitute Form W-9.
(a)(7)  Summary Advertisement as published in The Wall Street
        Journal on November 15, 2001.
(a)(8)  Press Release issued by Comstock on November 13, 2001.
(a)(9)  Press Release issued by Comstock on October 22, 2001
        (incorporated herein by reference to Exhibit 99.1 to Comstock's Preliminary Communication on Schedule TO filed on
        October 22, 2001).
(b)(1) Commitment Letter dated November 14, 2001 between Comstock and TD Securities (USA), Inc.
(b)(2) Commitment Letter dated November 14, 2001 between Holdings and Friedman, Billings, Ramsey & Co., Inc., as an Arranger and Bookrunner.
(b)(3) Commitment Letter dated November 14, 2001 between Comstock and TD Securities (USA), Inc.
(d)(1) Agreement and Plan of Merger dated as of November 12, 2001 among Comstock, Holdings, Purchaser and DevX.
(d)(2)  Confidentiality Agreement dated January 16, 2001 between
        Comstock and DevX.
(g)     None.
(h)     None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          COMSTOCK ACQUISITION INC.

                                          By:      /s/ M. JAY ALLISON
                                            ------------------------------------
                                                       M. Jay Allison
                                                         President

                                          COMSTOCK HOLDINGS, INC.

                                          By:      /s/ M. JAY ALLISON
                                            ------------------------------------
                                                       M. Jay Allison
                                                         President

                                          COMSTOCK RESOURCES, INC.

                                          By:      /s/ M. JAY ALLISON
                                            ------------------------------------
                                                       M. Jay Allison
                                               Chairman, President and Chief
                                                      Executive Officer

Dated: November 14, 2001

                                 EXHIBIT INDEX

EXHIBIT
  NO.
-------
(a)(1)   Offer to Purchase dated November 15, 2001.
(a)(2)   Form of Letter of Transmittal.
(a)(3)   Form of Notice of Guaranteed Delivery.
(a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Form of Letter to Clients for use by Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.
(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published in The Wall Street
         Journal on November 15, 2001.
(a)(8)   Press Release issued by Comstock on November 13, 2001.
(a)(9)   Press Release issued by Comstock on October 22, 2001
         (incorporated herein by reference to Exhibit 99.1 to
         Comstock's Preliminary Communication on Schedule TO filed on
         October 22, 2001).
(b)(1)   Commitment Letter dated November 14, 2001 between Comstock and TD Securities (USA), Inc.
(b)(2)   Commitment Letter dated November 14, 2001 between Holdings and Friedman, Billings, Ramsey & Co., Inc., as an Arranger
         and Bookrunner.
(b)(3)   Commitment Letter dated November 14, 2001 between Comstock and TD Securities (USA), Inc.
(d)(1)   Agreement and Plan of Merger dated as of November 12, 2001 among Comstock, Holdings, Purchaser and DevX.
(d)(2)   Confidentiality Agreement dated January 16, 2001 between
         Comstock and DevX.
(g)      None.
(h)      None.